FORM 6-K

1SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

2Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of April

Commission File Number  001-31969

Cumberland Resources Ltd. (Translation of registrant's name into English)
950 - 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[  X  ]..... Form 40-F...[      ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]            No  [  X  ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2004	Cumberland Resources Ltd. By: /s/ Kerry M. Curtis_ Name: Kerry M. Curtis Title: President & CEO

NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 04-07

April 1, 2004

Cumberland Reports 2003 Financial Results and Summary of Activities

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to report audited financial results and summary of activities for the year ended December 31, 2003.

Summary of 2003 Activities

During 2003, the Company completed an $11.2 million work program at its 100% owned Meadowbank Gold Project, located in Nunavut, Canada.  The program included a large diamond drilling program for resource definition, overburden drilling to detect additional exploration targets and multi-disciplinary studies related to engineering and environmental components required for feasibility studies and mine development permitting.

Diamond drilling at Meadowbank focused on delineation of the Portage area deposits and the Vault deposit.  The program included 230 holes in 21,000 metres of drilling and was designed to improve deposit definition in preparation for feasibility level open pit mine designs.  Overburden drilling, which included 381drill holes in 1,500 metres, was completed to the north of the Vault deposit and delineated additional exploration targets within the 25 kilometre gold trend at Meadowbank.

Across 2003, advancements were made in all multi-disciplinary studies at Meadowbank, including geotechnical studies, metallurgical studies and environmental components required for feasibility level designs and mine development permitting.  Initial results from metallurgical studies indicated the gold deposits at Meadowbank are amenable to a conventional whole ore leach process, compared to the more complex bulk sulphide flotation process indicated earlier.  As a result of improvement of resource definition and expansion of preliminary open pit designs, base case studies for projected mill throughput were increased to 5,500 tonnes per day.

A $2.1 million 2003 work program was completed and fully funded by the operator of the Meliadine West joint venture.  Cumberland holds a 22% carried to production interest in the Meliadine West joint venture.

A $625,000 2003 work program, shared on a 50/50 joint venture basis, was completed at the Meliadine East property with Cumberland as the operator.  The 2003 drilling intersected numerous kimberlite bodies, however, analysis of drill core returned insignificant diamond contents.

Summary of 2004 Activities to Date

On March 17, 2004, Cumberland reported that the feasibility study at the Meadowbank project would not be completed by the end of the first quarter 2004 as originally planned.  Due to seasonal constraints in shipping, the delay in the feasibility study results in a one-year setback to the planned development of the project.  On March 22, 2004, the Company reported that the preliminary pre-production capital cost estimate for the Meadowbank project (including 12% contingency and 15% engineering, procurement and construction management on direct costs) currently exceeds $350 million for a 5,500 tonne per day production model, due to higher than anticipated costs for almost all items required for construction.  The Company has formed a committee, chaired by Co-Chairman Walter Segsworth, to thoroughly review all aspects of the preliminary estimate of capital costs and assess the potential for capital cost reductions for the project.  The Company will also undertake a full examination of a wide range of mine configurations and alternative production throughput variations with a view to finding the most economically attractive parameters for a mine at Meadowbank.  Upon completion of this examination and the feasibility study, the Company will be in a position to assess the overall economics of Meadowbank, including its future capital requirements and the various alternatives available to finance such capital requirements.

Cumberland will commence its 2004 exploration program at Meadowbank within the next several weeks.  This $4.7 million program, which will include two phases of diamond drilling totaling approximately 12,000 metres, will focus on expansion of existing gold deposits, numerous recently-defined prospects and grassroots exploration within the 25 kilometre gold trend.

During the first quarter of 2004, Cumberland reported revisions to resource estimates at the Meadowbank gold project, incorporating results from the 2003 drill program.  Measured and indicated resources increased by 30% from second quarter 2003 estimates.

Meadowbank Project Resources – Q1/2004*

Resource Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	21,685,100	4.30	2,998,000
Inferred	5,699,700	4.30	788,000

The Company also reported that the Department of Indian Affairs and Northern Development (DIAND) has approved a recommendation made by the Nunavut Impact Review Board (NIRB) for the Meadowbank project to enter the formal project review process for mine development.  The permitting process at Meadowbank will now advance from the project screening process to a “Part 5” NIRB review within the context of the Nunavut Land Claims Agreement.  The next stage of the permitting process requires Cumberland to submit an Environmental Impact Statement (EIS) to NIRB.  The Company anticipates that the Meadowbank EIS study will be filed with NIRB in conjunction with the completion of the feasibility study.

Cumberland’s shares commenced trading on the American Stock Exchange on February 3, 2004 under the symbol CLG.  Cumberland’s shares will continue to trade on the Toronto Stock Exchange under the new stock symbol CLG instead of its previous stock symbol CBD.

Financial Highlights

At December 31, 2003, the Company had working capital of $45.8 million, compared to $18.2 million at December 31, 2002.  Such increase primarily relates to the $34 million in gross proceeds that the Company raised in an equity private placement during the third quarter of 2003.

The Company had a net loss of $13.4 million ($0.30 per share) for the year ended December 31, 2003 compared to a net loss of $8.7 million ($0.26 per share) for 2002.  This increase in net loss reflects the increased development costs incurred in 2003 which were associated with the Meadowbank project feasibility level studies and mine development permitting requirements.  The Company’s total exploration and development costs were $11.5 million for the year ended December 31, 2003 compared to $8.0 million for 2002.  In 2003, the company also recorded a non-cash expense of $1.5 million for stock-based compensation as a result of the Company’s adoption, effective 2003, of the fair value based method of accounting for stock-based compensation in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, Stock-based Compensation and Other Stock-based payments.

In 2003, the Company also adopted CICA Section 3110, Asset Retirement Obligation, and changed its accounting policy for recording obligations related to site closure costs.  This new accounting policy was adopted retroactively, with restatement of prior year financial statements, but did not have a significant impact on the 2003 financial results.

This summary of financial highlights should be read in conjunction with the Company’s 2003 audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, both of which are available on www.sedar.com.

Cumberland is a well financed mineral exploration and development company which holds interests in two undeveloped gold properties in Nunavut, Canada:  Meadowbank (100%) and Meliadine West (22% carried to production).

CUMBERLAND RESOURCES LTD.

“Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

* Resource estimates were prepared in conformance with the requirements set out in National Instrument 43-101 by AMEC independent qualified persons as defined by NI 43-101. All resource estimates (except for the PDF deposit which is not included in the current feasibility study) have been prepared by AMEC independent qualified persons as defined by NI 43-101 under the direction of Steve Blower, P.Geo.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution.  These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is also no certainty that these inferred resources will be converted to measured and indicated categories through further drilling, or into mineral reserves once economic considerations are applied.  The standards employed by AMEC in estimating the mineral resources differ significantly from the requirements of the United States Securities and Exchange Commission and the resource information reported by United States companies.  The term “resources” does not equate to “reserve” and normally may not be included in documents filed with the Securities and Exchange Commission.  “Resources” are sometimes referred to as “mineralization” or “mineral deposits”.

Certain statements in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.